

June 4, 2012

<u>Via Email</u>
Mr. Jeff Ritchie
Chief Executive Officer
Independent Film Development Corporation
6399 Wilshire Boulevard, Suite 507
Los Angeles, California 90048

> **Re: Independent Film Development Corporation**
> **Item 4.02 Form 8-K**
> **Filed May 24, 2012**
> **File No. 000-53103**

Dear Mr. Ritchie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. Refer to Item 4.02 of Form 8-K.

2. In a related matter, we note that your disclosure states that the company determined that its accounting was not in compliance with US GAAP with regard to derivative liabilities and debt discount. In this regard, it appears as though a filing under Item 4.02(a) of Form 8-K would not require an accountant's letter. Please clarify in your response if you are filing under Item 4.02(a) or 4.02(b) of Form 8-K and if filing under Item 4.02(b), please include an updated accountant's letter with your amended Form 8-K correctly identifying the date of the 8-K. Currently, we note that the date of the 8-K as filed is May 18, 2012

and the Exhibit 16 accountant's letter references an 8-K dated May 24, 2012. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant